SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of February, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FINANCIAL INFORMATION

FOURTH QUARTER 2006

Ratios (%)	4Q06	3Q06	4Q05	2006	2005	Performance

Annualized ROAE (1)	25.8	24.8	24.2	22.4	21.1

Unibanco’s 2006 net income before the extraordinary event of goodwill amortization was R$2,210 million, up 20.2% when compared to 2005. In 4Q06, net income reached R$576 million. In 2006, operating income increased 20.5% from 2005, reaching R$3,521 million. The annualized return on average equity was 25.8% in 4Q06. In 2006, return on average equity reached 22.4%, using average equity and net income before goodwill amortization.

Higher revenue generation and the expense rationalization resulted in an improvement of Unibanco’s operational efficiency. The efficiency ratio reached 49.3% in 2006, compared to 51.5% in 2005.

Assets Evolution

Unibanco’s total assets reached R$104 billion in December 2006, up 13.0% when compared to December 2005. This growth is mainly due to the R$5.5 billion increase in total loans, particularly in credit cards and SMEs portfolios.

Goodwill Amortization

During 3Q06, Unibanco reduced its goodwill amortization period from 10 to 5 years. The impact of the non-recurring goodwill amortization in the amount of R$460 million was classified as Extraordinary Result. It is worth mentioning that the calculation of the Interest on the Capital Stock and/or Dividends related to the fiscal year of 2006 was not affected by the extraordinary impact of the goodwill amortization.

Annualized ROAA (1)	2.3	2.3	2.3	2.3	2.1
Efficiency Ratio	51.6	49.8	49.0	49.3	51.5
BIS Ratio	16.0	15.5	15.6	16.0	15.6
Earnings per Share (R$) (1)(2)	0.21	0.20	0.18	0.79	0.66
Book value per outstanding share (R$) (2)	3.54	3.43	3.34	3.54	3.34

(1) Before the extraordinary event of goodwill amortization.
(2) The values reflect the Stock Dividends (Bonificação de Ações) approved on June 29th, 2006.

Income Statement (R$ millions)	4Q06	3Q06	4Q05	2006	2005

Profit from financial intermediation before provision (a)	2,489	2,481	2,257	9,719	8,247
Provision for loan losses (b)	(533)	(579)	(656)	(2,422)	(1,904)
Profit from financial intermediation (a+b)	1,956	1,902	1,601	7,297	6,343
Fees from services rendered	909	909	889	3,582	3,270
Personnel and administrative expenses	(1,527)	(1,458)	(1,348)	(5,713)	(5,092)
Operating Income	912	906	759	3,521	2,921
Net income	576	106	509	1,750	1,838
Extraordinary result	-	(460)	-	(460)	-
Net income before extraordinary event of goodwill amortization	576	566	509	2,210	1,838

Balance Sheet (R$ millions)			Dec-06	Sep-06	Dec-05

Loan Portfolio			45,361	43,323	39,875
Total assets			103,777	101,999	91,831
Total deposits			35,633	36,771	35,499
Stockholders' equity			9,921	9,610	9,324
Assets under management			43,780	42,475	37,396

Investor Relations | 4Q06	1

Financial Margin (R$ illions)	4Q06	3Q06	4Q05	2006	2005

Highlights – Balance Sheet

In 4Q06, the loan portfolio highlights were the increase in credit cards portfolio, which grew 17.1%, and the SMEs credit transactions, up 7.0% . Such evolution contributed to the 6.6% growth in the Retail loan portfolio during the quarter. The total loan portfolio increased 4.7% when compared to September 2006, reaching R$45,361 million in December 2006. During the year, the growth of 13.8% in total loan portfolio is explained, mainly, by the conservative credit approach, adopted since mid-2005.

Total deposits and assets under management (AUM) stood at R$79,413 million in December 2006, R$43,780 million of which arose from assets under management.

In 2006, there was an improvement in the funding mix. The core deposits represented 45.4% of total deposits in December 2006, a significant increase from the 35.1% in December 2005, as follows:

Highlights – Results

The financial margin before provision for loan losses was R$9,719 million in 2006, R$1,472 million higher or 17.8% up, when compared to 2005, mostly explained by a higher credit volume and an improvement in the funding mix over the last 12 months.

The financial margin, before provisions for loan losses, increased from 10.0% in 2005 to 10.2% in 2006, despite the reduction of 475 b.p. in the Selic interest rate during 2006. The annualized financial margin after provisions reached 8.0% in 4Q06, higher than the 7.5% posted in 4Q05 - explained by an improvement in the loan portfolio quality.

Stocks
Unibanco Units gained 47% in 2006. The Ibovespa increased 33% during the same period. Moreover, the Unit continues to increase its share on the Ibovespa. Since its inclusion on the index, in May 2005, its weighting increased more than 95%.

Sustentability
In 2007, Unibanco was selected again to be part of the ISE, Bovespa's Corporate Sustainability Index.

Unibanco was the winner of the 6th edition of the "Valor Social" Award in the category "Respect to the environment", with the project "Usina Termoelétrica Bandeirantes" (Bandeirantes Thermoelectric Plant). Twice awarded, being chosen by a specialist judging panel and by people's judging panel. It is the largest biogas plant in the world and the first one in Brazil.

Financial margin (A)	2,489	2,481	2,257	9,719	8,247
Financial margin after provision or loan losses (B)	1,956	1,902	1,601	7,297	6,343
Total average assets (-) average permanent assets (C)	100,385	97,254	87,349	95,126	82,798
Annualized financial margin efore provision for loan losses (%) (A/C)	10.3%	10.6%	10.7%	10.2%	10.0%
Annualized financial margin after rovision for loan losses (%) (B/C)	8.0%	8.1%	7.5%	7.7%	7.7%

Unibanco – União de Bancos Brasileiros S.A. Av. Eusébio Matoso, 891 – 15th floor São Paulo, SP 05423-901 Phone: (55 11) 3584-1980 E-mail: investor.relations@unibanco.com

Investidores Relations | 4Q06	2

Financial Information

•Performance	05
Highlights	05
Goodwill Amortization	06
Performance Indicators	07
Financial Margin	08
•Assets	08
Marketable Securities	09
Credit Operations	10
Allowance and Provisions for Loan Losses	12
Investments Abroad	15
•Funding	16
•Local and foreign currency balances	17
•Capital Adequacy Ratios	18
•Efficiency Ratio	18
•Revenue by Type of Business	19
•Fee Income	19
•Personnel and Administrative Expenses	20
Personnel Expenses	20
Other Administrative Expenses	21

Investor Relations | 4Q06	3

Highlights for the Quarter

•Brazilian Economy	22
•Retail	22
Branch Network	22
SMEs	23
Consumer Credit Companies	23
Credit Card Companies	23
Consumer Finance Companies	24
Partnerships	24
•Wholesale	25
•Insurance and Private Pension Plans	26
•Wealth Management	28
•Unibanco Holdings	28
•Corporate Governance	29
Stock Exchange Indices	29
ISE	29
Stocks	29
Interest on Capital Stock / Dividends	30
•Human Resources	31
•Social and Environmental Responsibility	32
Aterro Bandeirantes	32
Institutes	32
Microcredit	34

Consolidated Balance Sheet	35
Consolidated Income Statement	36

Investor Relations | 4Q06	4

Financial Information

Performance

Unibanco’s 2006 net income before the extraordinary event of goodwill amortization was R$2,210 million, up 20.2% when compared to 2005. After extraordinary goodwill amortization, net income stood at R$1,750 million. In 4Q06, net income reached R$576 million, a 13.2% growth when compared to 4Q05. In 2006, operating income increased 20.5% from 2005, reaching R$3,521 million.

					R$ millions

	4Q06	3Q06	4Q05	2006	2005

Operating Income	912	906	759	3,521	2,921
Net Income after the extraordinary event of goodwill amortization	576	106	509	1,750	1,838
Extraordinary event of goodwill amortization	-	(460)	-	(460)	-
Net Income before the extraordinary event of goodwill amortization	576	566	509	2,210	1,838
ROAE after the extraordinary event (%)	25.8	4.4	24.2	18.2	21.1
ROAE before the extraordinary event (%)	25.8	24.8	24.2	22.4	21.1

Performance > Highlights

The annualized return on average equity reached 25.8% in 4Q06, as shown in the graph below:

The net income growth of 13.2% in 4Q06, compared to 4Q05, was largely due to:

  An increase in the net financial margin after provision for loan losses from 7.5% in 4Q05 to 8.0% in 4Q06, despite the reduction of 475 b.p. in the Selic interest rate during 2006;

  Improvement in loan portfolio quality, reflected in the 18.8% decrease in provision for loan losses and in the percentage of credits rated D-H, which reached 6.4% vis-à-vis 7.7% in December 2005;

  Improvement in deposit mix, driven mainly by the evolution in core deposits, which grew 29.9% when compared to December 2005;

  Growth in the Retail loan portfolio, positively affected by credit card operations and Small and Medium Enterprises (SMEs) transactions - up 26.7% and 16.1%, respectively.

In 4Q06, the highlights were the increase of 17.1% in credit cards loan portfolio and the 7.0% growth in SMEs credit transactions. Such evolution contributed to the 6.6% growth in the Retail loan portfolio during the quarter. The Wholesale loan portfolio grew 2.3% in 4Q06. As a consequence, the loan portfolio increased 4.7% when compared to September 2006, reaching R$45,361 million in December 2006. During the year, the growth of 13.8% in total loan portfolio is explained, mainly by the conservative credit approach, adopted since mid-2005, particularly in some of the consumer finance companies portfolios.

Investor Relations | 4Q06	5

In the Retail segment, the New Customer Service model, which aims at improving the quality of the services rendered at the branch level, was fully implemented. In 2H06, new partnerships were established, further increasing the bank’s origination capability. (Please refer to the section: Retail – Consumer Credit Companies)

With regard to the Wholesale business, it is worth mentioning Unibanco’s 3rd position as a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), with a 8.6% market share, and the debentures issuance coordination in the fixed income market, with a 10.5% market share, according to Anbid. Insurance and private pension plans businesses reached a combined ratio of 94.5% during 2006, better than the industry average. Unibanco Private Bank ranked 2nd in Anbid’s global ranking in terms of assets under management, and was appointed by Euromoney magazine as the best local Private Bank in Brazil and Latin America.

Performance > Goodwill Amortization

During 3Q06, Unibanco reduced its goodwill amortization period from 10 to 5 years. The impact of the non-recurring goodwill amortization in the amount of R$460 million was classified as Extraordinary Result. The table below demonstrates Unibanco’s 2006 net income before and after the extraordinary goodwill amortization.

R$ millions

Effect on Net Income - 2006

Net Income after the extraordinary event	1,750
Extraordinary event of goodwill amortization	(460)
Net Income before the extraordinay event	2,210

In 2006, the return on average equity reached 22.4%, taking into account the average equity and net income before the extraordinary goodwill amortization.

It is worth mentioning that the calculation of the Interest on the Capital Stock and/or Dividends related to the fiscal year of 2006 was not affected by the extraordinary impact of the goodwill amortization. The total net amount of Interest on the Capital Stock was R$757 million, 36% of the net income of the fiscal year, disregarding the extraordinary effect of the goodwill amortization in 2006, after the constitution of the legal reserve.

Investor Relations | 4Q06	6

Performance > Performance Indicators

Stockholders’ equity reached R$9,921 million in December 2006, up 6.4% from December, 2005, influenced by the extraordinary goodwill amortization as a result of the change in its period from 10 to 5 years. Annualized return on average equity (ROAE) reached 25.8% in 4Q06. Earnings per share increased by 19.7% in 2006 vis-à-vis 2005. The table below illustrates the performance indicators for the periods under analysis:

Profitability	4Q06	3Q06	4Q05	2006	2005

Net Income before the extraordinary event (R$ millions)	576	566	509	2,210	1,838
Net income after the extraordinary event (R$ millions)	576	106	509	1,750	1,838
Operating income (R$ millions)	912	906	759	3,521	2,921
Total assets (R$ millions)	103,777	101,999	91,831	103,777	91,831
Stockholders' equity (R$ millions)	9,921	9,610	9,324	9,921	9,324
ROAE before the extraordinary event (%)	25.8	24.8	24.2	22.4	21.1
ROAE after the extraordinary event (%)	25.8	4.4	24.2	18.2	21.1
ROA before the extraordinary event (%)	2.3	2.3	2.3	2.3	2.1
ROA after the extraordinary event (%)	2.3	0.4	2.3	1.8	2.1
Earnings per share (R$)(1) (2)	0.21	0.20	0.18	0.79	0.66
Earnings per Unit (R$)(1) (2)	0.42	0.39	0.37	1.54	1.30
Earnings per GDS (R$)(1) (2) (3)	4.15	3.92	3.70	15.37	12.95
Interest on capital stock per Unit (R$)(2) (4)	0.26	0.08	0.23	0.52	0.41
Interest on capital stock per GDS (R$)(2) (3) (4)	2.61	0.76	2.24	5.25	4.11
Total amount of interest on capital stock (R$ millions)(2) (4)	360	114	337	891	726
Book value per outstanding share (R$) (2)	3.54	3.43	3.34	3.54	3.34
Book value per Unit (R$) (2)	7.12	6.89	6.69	7.12	6.69

(1)	Before the extraordinary event of goodwill amortization.
(2)	Reflects the Stock Dividend approved on June, 29, 2006.
(3)	Each Global Depositary Share (GDS) listed (NYSE:UBB) corresponds to 10 Units. Each Unit consists of one Unibanco preferred share and one Unibanco Holdings preferred share.
(4)	An income tax of 15% is applied on gross amounts of Interest on C apital Stock.

Investor Relations | 4Q06	7

Performance > Financial Margin

The financial margin before provision for loan losses, adjusted for the net effects of investments abroad, was R$9,719 million in 2006, R$1,472 million higher or 17.8% up, when compared to 2005, mostly explained by a higher credit volume and an improvement in the funding mix over the last 12 months. The 29.9% evolution in core deposits was mainly driven by the 79.1% growth in “TDCs – Core Deposits” (time deposit certificates with core deposit characteristics – with SuperPoupe as the main product). Please refer to the section: Funding.

The financial margin, before provisions for loan losses, increased from 10.0% in 2005 to 10.2% in 2006, despite the reduction of 475 b.p. in the Selic interest rate during 2006. The annualized financial margin after provisions reached 8.0% in 4Q06, higher than the 7.5% posted in 4Q05 - explained by an improvement in the loan portfolio quality.

					R$ millions

Financial Margin	4Q06	3Q06	4Q05	2006	2005

Financial margin (A)	2,489	2,481	2,257	9,719	8,247
Provision for loan losses	(533)	(579)	(656)	(2,422)	(1,904)
Financial margin after provision for loan losses (B)	1,956	1,902	1,601	7,297	6,343
	-	-	-	-	-
Total average assets (-) average permanent assets (C )	100,385	97,254	87,349	95,126	82,798
	-	-	-	-	-
Annualized financial margin before provision for loan losses (%) (A/C )	10.3%	10.6%	10.7%	10.2%	10.0%
Annualized financial margin after provision for loan losses (%) (B/C )	8.0%	8.1%	7.5%	7.7%	7.7%

Assets

Unibanco’s total assets reached R$103,777 million on December 31, 2006, up 13.0% when compared to December 2005. This growth is mainly due to the R$5.5 billion increase in total loans, particularly in credit cards portfolio. Annualized return on average assets was 2.3% in 4Q06.

The chart below illustrates the trend in asset growth:

Investor Relations | 4Q06	8

The total assets mix is shown below:

Assets > Marketable Securities

The classification and accounting values for the marketable securities portfolio as of December, 2006 is detailed in the table below:

				R$ millions

		Securities Available	Securities Held
	Trading Securities	for Sale	to Maturity
	(Market Value)	(Market Value)	(Amortized Cost)	Total

Federal government	6,242	2,854	1,305	10,401
Brazilian sovereign debt	565	1,510	1,622	3,697
Corporate debt securities	350	1,873	64	2,287
Bank debt securities	816	292	81	1,189
Marketable equity securities	-	213	-	213
Mutual funds	703	17	-	720
Other	618	-	-	618

Total	9,294	6,759	3,072	19,125
% of portfolio	49%	35%	16%	100%

The market value of marketable securities classified as held to maturity was R$3,331 million on December 31, 2006, with an unrealized gain of R$259 million with regard to their book value.

Changes in the marketable securities portfolio during the quarter were as follows:

							R$ millions

Changes in Securities Portfolio	Balance Sep-06	Foreign Exchange Variation	Interests(1)	Maturity(2)	Purchases	Sales	Balance Dec-06

Trading securities	11,870	(12)	955	(3,020)	44,986	(45,485)	9,294
Available for sale	8,515	(29)	193	(700)	4,772	(5,992)	6,759
Held to maturity	3,461	(31)	72	(430)	-	-	3,072

Total	23,846	(72)	1,220	(4,150)	49,758	(51,477)	19,125

(1)	Includes market value adjustment.
(2)	Interest payments and redemptions at maturity.

Investor Relations | 4Q06	9

Assets > Credit Operations

In 4Q06, the highlight was the performance of credit cards operations and SMEs transactions, posting growth of 17.1% and 7.0%, respectively. The consumer finance companies portfolios resumed their growth in 4Q06, up 6.0% from 3Q06, mostly due to the improvement in Unibanco’s loan portfolio quality for this segment. Such evolution contributed to an increase of 6.6% in the Retail loan portfolio this quarter.

The Wholesale loan portfolio grew 2.3% during the quarter and 14.7% over the last 12 months, as a result of a increasing relationship with large companies that includes not only credit products, but also the offering of differentiated products and services.

As a consequence, the loan portfolio increased 4.7% over the quarter, reaching R$45,361 million in December 2006. In 2006, the growth of 13.8% in the total loan portfolio is explained, mainly, by the conservative credit approach, adopted since mid-2005.

					R$ millions

				Quarterly	Annual
Balance of Loans by Business Segment	Dec-06	Sep-06	Dec-05	Change (%)	Change (%)

Retail	25,940	24,338	22,949	6.6	13.0
Wholesale	19,421	18,985	16,926	2.3	14.7

Total	45,361	43,323	39,875	4.7	13.8

As of December 31, 2006, the portfolio of loan to individuals totaled R$17,425 million, up 6.4% in 4Q06 and 11.6% in 2006. It is worth mentioning the evolution of 26.7% and 17.1% in the credit cards operations over the past 12 months and in 4Q06, respectively. Consumer credit companies portfolios were up 13.5% in 2006, despite the continuing conservatism with regard to credit approvals in some of the consumer finance companies portfolios, particularly unsecured personal loans. In 4Q06, the improvement in the loan portfolio quality, among other factors, allowed consumer credit companies portfolios to resume their growth, with higher credit approval rates for this segment, always at a conservative level.

The corporate loan portfolio increased 15.1% and 3.7% over the year and the quarter, respectively. The SMEs loan portfolio grew 16.1% when compared to December 2005 and 7.0% in 4Q06, especially accounts receivable financing, cash management working capital loans, and BNDES/Finame-funded loans. The US dollar-denominated credit portfolio, which represents approximately 40% of the Wholesale loans, rose from US$2,829 million in December 2005 to US$3,549 million in December 2006.

					R$ millions

				Quarterly	Annual
Balance of Loans by Client Type	Dec-06	Sep-06	Dec-05	Change (%)	Change (%)

Individuals	17,425	16,383	15,614	6.4	11.6
Commercial bank and other companies	9,547	9,404	8,672	1.5	10.1
Consumer credit companies	7,878	6,979	6,942	12.9	13.5
	-	-	-	0.0	0.0
Corporate	27,936	26,940	24,261	3.7	15.1
Large corporate	19,421	18,985	16,926	2.3	14.7
Middle market and small companies (SMEs)	8,515	7,955	7,335	7.0	16.1
	-	-	-	0.0	0.0
Total	45,361	43,323	39,875	4.7	13.8

Investor Relations | 4Q06	10

The loan portfolio breakdown by client type is detailed in the graph below:

Individuals

R$ millions

Corporate

R$ millions

Loan portfolio mix, by segment, as of December 31, 2006 is as follows:

The small and medium enterprise product portfolio comprises accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

Investor Relations | 4Q06	11

The payroll-linked loan portfolio reached R$2,036 million in December 2006, up 44.9% when compared to December 2005.

The growth in auto financing portfolio was 20.0% over the last 12 months. The motorcycle financing portfolio, segment in which Unibanco has decided to no longer operate, decreased 51.4% in the year. As a result, the total auto financing portfolio reached R$5,115 million on December 31, 2006, a 11.0% growth in 2006. Unibanco operates nationwide in the auto financing segment through Unibanco Financeira and Dibens. Unibanco is the leader in financing heavy commercial vehicles.

Unibanco offers different home financing options, from traditional mortgages to Sistema Fácil (in partnership with homebuilders) and Plano Único (Letters of Credit). The mortgage loan portfolio totaled R$1.5 billion on December 31, 2006. In 2H06, Unibanco started also to offer fixed rates for mortgage loans.

Assets > Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of December 2006 was R$2,666 million, or 5.9% of the total loan portfolio, as follows:

•	R$1,284 million related to overdue credits, in compliance with Resolution 2,682;

•	R$783 million for falling due credits, in compliance with Resolution 2,682;

•	R$599 million based on percentages above those required by the regulatory authority, and significantly higher than the R$441 million registered in December 2005, as shown in the graph below:

Allowance for loan losses as a percentage of total loan portfolio increased to 5.9% in December, 2006, up from 5.2% in December, 2005, in line with the bank's strategy of intensifying its share of higher-margin and higher profitability segments, as well as due to the deterioration on the consumer credit market, as reiterated by Unibanco at the end of 2005.

R$ millions

Classification	Required Provision (%)	Total Risk Portfolio	Cumulative Distribution (%)	Minimum Allowance Required		Excess Allowance over Res. 2682	Total Allowance	Allowance over Portfolio (%)
				Overdue Installments	Falling Due Installments

AA	-	19,394	42.8	-	-	80	80	0.4
A	0.5	17,559	81.5	-	88	44	132	0.8
B	1.0	3,584	89.4	2	34	64	100	2.8
C	3.0	1,924	93.6	6	52	116	174	9.0
D	10.0	586	94.9	26	32	116	174	29.7
E	30.0	358	95.7	52	56	71	179	49.9
F	50.0	324	96.4	82	80	62	224	69.1
G	70.0	249	97.0	106	68	46	220	88.4
H	100.0	1,383	100.0	1,010	373	-	1,383	100.0
TOTAL		45,361		1,284	783	599	2,666
% of portfolio							5.9%

Investor Relations | 4Q06	12

The more conservative approach on credit concession, adopted since mid-2005, allowed the improvement in credit loan portfolio. In December 2006, the balance of credits rated AA to C made up 93.6% of the total loan portfolio, up from 92.3% at the end of December 2005, as illustrated in the following graph:

The following graphs show the coverage and the evolution of the credits rated D to H and illustrates the loan portfolio quality improvement:

At the end of December, 2006, the ratio of credit operations classified E to H was 5.1% of the total portfolio. Allowance for loan losses over the credits rated E to H stood at 115% on December, 31, 2006, above the 112% verified in December, 2005, as illustrated in the following graph:

Allowance for loan losses as a percentage of falling due installments reached 125% at the end of December 2006, conveying the loan portfolio solidity.

The non-accrual loan portfolio (overdue by 60 days or longer) was 5.4% of the total loan portfolio on December, 31, 2006. The total allowance for loan losses reached 109% of the non-accrual portfolio, the same level verified in September, 2006.

The following table indicates the allowance for loan losses coverage ratio by business segment:

Investor Relations | 4Q06	13

Loan Portfolio Coverage (1)	Dec-06	Sep-06	Dec-05

Consumer finance companies	15.3%	12.4%	10.1%
Credit cards	9.4%	9.8%	6.1%
Retail Bank - Individuals	9.6%	9.4%	9.2%
Auto financing	4.2%	4.6%	3.6%
SMEs	6.6%	6.6%	4.7%
Retail	8.1%	7.9%	6.1%
Wholesale	3.2%	3.4%	3.9%
Unibanco consolidated	5.9%	5.8%	5.2%

(1) A llo wance fo r lo an lo sses per segm ent / Lo an po rtfo lio per segm ent

With regarding to the Wholesale segment, the allowance for loan losses relative to total wholesale loan portfolio was 3.2% in December 2006, down from 3.9% in December 2005. This reflects a reduction in the risk assigned to determined individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 8.1% in December 2006 from 6.1% in December 2005, in line with the bank's strategy of intensifying its participation in higher-margin and higher profitability businesses, and also due to the deterioration on the consumer credit market.

The table below shows the changes in the allowance for loan losses for the periods specified:

					R$ millions

Allowance for Loan Losses	4Q06	3Q06	4Q05	2006	2005

Allowance for loan losses (beginning balance)	2,532	2,343	1,789	2,061	1,669
Provision for loan losses - after the extraordinary event	533	654	656	2,497	1,904
Required provision	531	605	604	2,340	1,812
Additional provision	2	49	52	157	92
Loan write-off	(399)	(465)	(384)	(1,892)	(1,512)
Allowance for loan losses (ending balance)	2,666	2,532	2,061	2,666	2,061
	-	-	-	-	-
Loan recovery	101	48	31	230	155
Net write-off	(298)	(417)	(353)	(1,662)	(1,357)
Net write-off / Total Risk	0.7%	1.0%	0.9%	3.7%	3.4%

In 4Q06, required provision stood at R$531 million, a decrease of R$74 million or 12.2%, when compared to 3Q06 – as a consequence of the improvement in loan portfolio quality.

Provision for loan losses in 4Q06 was R$533 million – above the R$298 million of total net write-offs. In 2006, the provision for loan losses reached R$2,497 million, including additional provision of R$157 million, which exceeded the regulatory requirements, for prudence in credit portfolio management and in line with Unibanco’s increasing exposure levels in higher-margin and higher risk portfolios. The total amount of R$599 million of excess allowance for loan losses represents 22.5% of total loan portfolio.

Investor Relations | 4Q06	14

Assets > Investments Abroad

Unibanco registered a total of US$1,762 million in investments abroad at the end of December 2006, compared to US$712 million in December 2005. Such growth is mainly the result of the US$814 million capital increase during 2006, which aims at supporting trade finance transactions and securities trading in international markets.

The following tables detail Unibanco’s investments abroad and the impact of the exchange rate variation over such investments:

					US$ millions

Changes on Investments Abroad	4Q06	3Q06	4Q05	2006	2005

Investments Abroad (begining balance)	1,617	1,500	677	712	598
Net Income	106	79	14	312	151
C apital Increase	40	74	-	814	-
Dividends paid	-	-	(6)	(2)	(93)
Market value adjustments	(1)	(36)	27	(74)	56
Investments Abroad (ending balance)	1,762	1,617	712	1,762	712

					R$ millions

Impact on Investments Abroad	4Q06	3Q06	4Q05	2006	2005

Exchange rate fluctuation on investments abroad	(49)	17	41	(98)	(150)
Hedge on investments abroad (currency)	76	17	(35)	215	244
Net Impact before income tax and social contribution	27	34	6	117	94
	-	-	-	-	-
Tax effects of exchange rate fluctuation on investments abroad	(17)	6	14	(33)	(51)
	-	-	-	-	-
Net impact after income tax and social contribution	10	40	20	83	43
	-	-	-	-	-
Exchange Rate Fluctuation	-1.7%	0.5%	5.3%	-8.7%	-11.8%

Unibanco has a hedging policy to protect its investments abroad from adverse currency fluctuations and fiscal effects. During 4Q06, the net account effect was R$27 million, as a result of the bank’s structural hedging policy (short position in foreign exchange).

Investor Relations | 4Q06	15

Funding

Total deposits and assets under management (AUM) stood at R$79,413 million in December 2006, R$43,780 million of which arose from assets under management, as follows:

					R$ millions

Funding Balance	Dec-06	Sep-06	Dec-05	Quarterly	Annual
				Change (%)	Change (%)

Demand deposits	3,963	4,469	3,778	-11.3	4.9
Savings deposits	6,757	5,558	5,629	21.6	20.0
TDC s - C ore Deposits	5,452	4,648	3,044	17.3	79.1
Core Deposits	16,172	14,675	12,451	10.2	29.9
Time deposits	19,202	22,058	23,025	-12.9	-16.6
Interbank deposits	259	38	23	581.6	1,026.1
Total deposits (A)	35,633	36,771	35,499	-3.1	0.4
Assets under management (B)	43,780	42,475	37,396	3.1	17.1
Total deposits + assets under management (A+B)	79,413	79,246	72,895	0.2	8.9

The continuous improvement in the deposit mix is explained by a 29.9% and 10.2% increase in core deposits (demand deposits, savings deposits and time deposit certificates with core deposit characteristics – with SuperPoupe as the main product), compared to December 2005 and September 2006, respectively. The highlight was the growth in “TDCs – Core Deposits”: 79.1% over the past 12 months and 17.3% in the quarter. Core deposits represented 45.4% of total deposits in December 2006, a significant increase from the 35.1% in December 2005, as follows:

The following table details the funding in local currency:

					R$ millions

Funding in Local Currency	Dec-06	Sep-06	Dec-05	Quarterly	Annual
				Change (%)	Change (%)

Demand deposits	3,484	3,942	3,280	-11.6	6.2
Saving deposits	6,279	5,091	5,172	23.3	21.4
Interbank deposits	251	35	-	617.1	-
TDC s - C ore Deposits	5,452	4,648	3,044	17.3	79.1
Time deposits	17,399	20,867	22,117	-17.2	-21.9
Total deposits	32,865	34,583	33,613	-5.0	-2.2
Funding obtained in the open market	13,841	13,187	8,964	5.0	54.4
Debentures and mortgage notes	2,009	1,727	548	16.3	266.6
Local onlendings (BNDES funds)	6,279	5,979	5,705	5.0	10.1
Subordinated Debt	1,008	491	439	105.3	129.6
Tecfhnical reserves for insurance, annuity and pension plans	8,863	8,365	7,258	6.0	22.1
Other funding	2,471	2,590	1,554	-4.6	59.0
Total funding in local currency	67,336	66,922	58,081	0.6	15.9

Local currency funding reached R$67,336 million at the end of December 31, 2006, up 15.9% from December 2005. This growth was mostly driven by TDCs - Core Deposits, funding obtained in the open market, and debentures and mortgage notes.

Investor Relations | 4Q06	16

The following table details funding in foreign currency:

					R$ millions

Funding in Foreign Currency	Dec-06	Sep-06	Dec-05	Quarterly	Annual
				Change (%)	Change (%)

Demand deposits	479	527	498	-9.1	-3.8
Savings deposits	478	467	457	2.4	4.6
Interbank deposits	8	3	23	166.7	-65.2
Time deposits	1,803	1,191	908	51.4	98.6
Total deposits	2,768	2,188	1,886	26.5	46.8
Funding obtained in the open market	2,989	2,649	2,490	12.8	20.0
Local onlendings (BNDES funds)	256	274	307	-6.6	-16.6
Foreign onlendings	64	102	143	-37.3	-55.2
Import and export financing lines	2,396	2,248	2,905	6.6	-17.5
Eurobonds and commercial papers	754	1,209	1,020	-37.6	-26.1
Subordinated Debt	2,232	2,297	2,525	-2.8	-11.6
Securitization	1,581	1,510	2,110	4.7	-25.1
Other funding	2,235	1,711	1,207	30.6	85.2
Total funding in foreign currency	15,275	14,188	14,593	7.7	4.7

Foreign currency funding reached R$15,275 million in December 2006, with a growth of 7.7% when compared to September, 2006, despite the foreign exchange rate fluctuation of -1.7% in the quarter.

Local and foreign currency balances

The table below displays the balances in local and foreign currency, in addition to the net FX exposure:

			R$ millions

		December 31, 2006
	Local Currency	Foreign Currency	Consolidated

Cash and due from bank / Interbank investments	19,487	2,124	21,611
Marketable securities and derivatives	15,189	4,916	20,105
Interbank accounts	5,137	160	5,297
Net loans	35,167	7,528	42,695
Loans	37,773	7,588	45,361
Allowances for loan losses	(2,606)	(60)	(2,666)
Other assets	12,760	1,301	14,061
Total assets	87,740	16,029	103,769

Deposits	32,865	2,768	35,633
Securities sold under repurchase agreements (open market)	13,841	2,989	16,830
Resources from securities issued	2,307	754	3,061
Interbank accounts	122	5	127
Borrowings and onlending	6,461	3,303	9,764
Financial derivative instruments	626	104	730
Subordinated Debt	1,008	2,232	3,240
Other liabilities	20,027	3,555	23,582
Minority interest	889	-	889
Stockholders' equity	9,921	-	9,921
Total liabilities	88,067	15,710	103,777

Derivatives and leasing operations	10,632	(1,800)	8,832
Transactions to mature (with no exposure risk)	-	675	-

Net exposure - BIS ratio	-	(806)	-

Investor Relations | 4Q06	17

Capital Adequacy Ratios

The following table describes the changes in Unibanco’s BIS ratio during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months

BIS Ratio at the beginning of the period	15.5	15.6
C hanges in risk weighted assets	(0.6)	(1.5)
Impact of the extraordinary goodwill amortization	-	(0.6)
C hanges in market risk coverage - interest rates	0.1	-
C hanges in market risk coverage - foreign exchange rate	-	(0.1)
Reference equity growth	1.0	2.6
Tier I	0.4	0.8
Tier II	0.6	1.8
BIS Ratio on December 30th, 2006	16.0	16.0

Unibanco’s BIS ratio, as of December 31, 2006, reached 16.0%, above the minimum 11% level determined by the Central Bank.

The extraordinary goodwill amortization, resulting from the change in the amortization period from 10 to 5 years, represented a 60 b.p. impact on Unibanco’s Bis Ratio.

The table below details the Tier I/Tier II breakdown in reference equity as of December 31, 2006:

	Reference Equity (R$ millions)	BIS ratio (%)

Tier I	9,989	12.2
Tier II	3,091	3.8
Total	13,080	16.0

The fixed asset ratio was 44.8% in December 2006.

Efficiency Ratio

Higher revenue generation and the expense rationalization resulted in an improvement of Unibanco’s operational efficiency. The efficiency ratio(1) reached 49.3% in 2006, compared to 51.5% in 2005, as shown in the graph below:

The 17.4% revenue growth in 2006 compared to 2005, vis-à-vis a 12.2% increase in personnel and administrative expenses – a result of growth in credit activity and service fees, in addition to budgetary discipline - led to a 220 b.p. improvement in the efficiency ratio.

R$ millions

	4Q06	3Q06	4Q05	2006	2005	Quarterly Change	Annual Change

Efficiency ratio	51.6%	49.8%	49.0%	49.3%	51.5%	190 b.p.	-220 b.p.
Expenses	1,527	1,458	1,348	5,713	5,092	4.7%	12.2%
Revenues	2,957	2,930	2,753	11,593	9,878	0.9%	17.4%

(1) (Personnel + Other Administrative expenses)/ (Profit from Financial Intermediation before Provision for Loan Losses + Fees from Services Rendered + Insurance, Pension Plans and Annuity Results + Credit Card Marketing Expenses + Tax Payments + Other Operating Income/Expenses).

Investor Relations | 4Q06	18

Revenue by Type of Business

The graph below shows the breakdown of revenues by type of business:

The participation of financial result in total revenues remained stable over the past 12 months, despite the reduction of 475 b.p. in the Selic interest rate in 2006.

Fee Income

The table below displays the breakdown of service fees:

R$ millions

Fees from Services Rendered	4Q06	3Q06	4Q05	2006	2005

Banking fees, other fees and commissions	540	559	521	2,115	1,892
Credit Cards	294	267	289	1,137	1,051
Asset under management	75	83	79	330	327
Total fees from services rendered	909	909	889	3,582	3,270

Total fees increased R$312 million, or 9.5%, in 2006. Such evolution was mainly driven by he 11.8% growth in revenues from banking fees and commissions and the 8.2% increase in credit cards fees.

In 4Q06, it is worth mentioning the 10.1% growth in credit cards fees, driven by the expansion of credit card business and new sales campaigns.

Investor Relations | 4Q06	19

Personnel and Administrative Expenses

In 2H06, there was an accounting reclassification of some revenues and expenses in the operations of Redecard (joint-venture with three other members – Unibanco’s stake of 31.94%) . Previously, these were classified as net revenues in other operating income/expenses account. From 3Q06 on, revenues and expenses were classified separately. This reclassification generated an increase in administrative expenses of R$73 million in 2006.

In 2006, excluding the impact of the reclassification mentioned above, the personnel and administrative expenses grew 10.8% when compared to 2005, mainly due to the wage increase – resulting from the collective bargaining agreements of September 2005 and September 2006 –, the implementation of the New Customer Service Model, the expansion of credit card business, and the increase in publicity and training expenses.

In 4Q06, the change of 4.7% in personnel and administrative expenses is due to organic growth, to the wage increase – resulting from the collective bargaining agreement of September 2006 –, and to the expansion of Retail businesses.

The table below displays the personnel and administrative expenses for the periods specified:

R$ millions

Personnel and Administrative Expenses	4Q06	3Q06	4Q05	2006	2005

Commercial Bank	971	932	859	3,683	3,285
Subsidiaries	556	526	489	2,030	1,807
Total	1,527	1,458	1,348	5,713	5,092

The table below summarize the main changes in the personnel and administrative expenses for the periods specified:

Personnel and Administrative Expenses Variations	4Q06 / 3Q06	2006 / 2005

Total	179	621
Accounting reclassification in the operations of Redecard	36	73
Subtotal	143	548
Organic growth	51	303
Others	92	245

Personnel and Administrative Expenses > Personnel Expenses

Evolution of personnel expenses during the periods specified:

R$ millions

Personnel Expenses	4Q06	3Q06	4Q05	2006	2005

Commercial Bank	437	424	382	1,716	1,508
Subsidiaries	129	124	98	484	403
Total	566	548	480	2,200	1,911

The expansion process in commercial activities on the Retail segment and wage increases were the main factors which explain the 14.6% growth in personnel expenses in 2006, excluding the impact of the reclassification of some revenues and expenses in the operations of Redecard.

Investor Relations | 4Q06	20

Personnel and Administrative Expenses > Other Administrative Expenses

The table below details the other administrative expenses for the periods specified:

R$ millions

Other Administrative Expenses	4Q06	3Q06	4Q05	2006	2005

Commercial Bank	534	508	477	1,967	1,777
Subsidiaries	427	402	391	1,546	1,404
Total	961	910	868	3,513	3,181

The other administrative expenses posted a 8.5% change in 2006 – disregarding the accounting change of Redecard’s operations -, when compared to 2005, influenced by the organic growth of consumer credit companies and the increase in publicity and training expenses. This account posted a 5.6% change in 4Q06 when compared to 3Q06, mainly explained by the expansion of the retail business and an increase in publicity expenses, in addition to the seasonal effect of the 4Q06 (higher volume of transactions).

The table below details the other administrative expenses for the periods specified:

	R$ millions

Other Administrative Expenses	4Q06	3Q06	4Q05	2006	2005

Third-party services	364	343	313	1,323	1,112
Equipment Lease	13	13	10	49	38
Data processing and telecomunications	130	125	109	464	418
Depreciation and amortization	95	98	94	382	374
Facilities - maintenance and preservation	155	142	153	599	618
Advertising and publicity	97	85	89	321	275
Financial system services costs	26	23	20	90	83
Transportation	25	30	30	98	86
Materials	10	10	11	40	45
Others	46	41	39	147	132
Total	961	910	868	3,513	3,181

Investor Relations | 4Q06	21

Highlights for the Quarter

Brazilian Economy

During the fourth quarter 2006, the macroeconomic figures remained favorable. During this period, mild inflation throughout the quarter caused the Central Bank to pursue a reduction in the Selic rate, which closed out the quarter at 13.25% p.y. In 4Q06, cumulative inflation (measured by IPCA) was 1.12%, up from 0.45% in the previous quarter, but still in line with the Central Bank target.

Less volatility in the international scenario led to an increase in the appetite for emerging market assets. This fact along with the improved foreign and domestic liquidity ratios and stronger exports – with a trade balance of US$10.6 billion in 4Q06 – continued to offer a more favorable perception of Brazilian sovereign risk. The Embi+BR ended 4Q06 at 192 basis points, a drop of 41 basis points compared to that registered at the end of 3Q06.

The improvement in the Brazilian sovereign risk allowed the Real currency to appreciate 1.5% in the quarter against the dollar, despite the Central Bank intervention in the FX market through US-Dollar purchase auctions (spot market). Such acquisitions raised the level of the Brazilian international reserves that ended the fourth quarter at US$85.8 billion, above the US$73 billion verified in the 3Q06.

Economic activity continued its recovering process during the 4Q06. The industrial production, according to IBGE, grew 0.2% in November from October, discounted the seasonal effect, while the retail sales increased 1%, using the same criteria. This difference was compensated by an increase in imports and a reduction in the industrial inventory level.

The debt/GDP ratio reached 50.0% in December, in line with the 50.1% verified in the 3Q06. The Public Sector Primary Surplus amounted to 4.35% of the GDP in the last 12 months, above the 2006 goal of 4.25% .

Retail

In December 2006, Unibanco’s Retail segment reached approximately 24 million clients throughout the country. The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; and Dibens and Unibanco Financeira finances cars and heavy vehicles (auto financing).

Total retail loan portfolio reached R$25,940 million, from which R$17,425 million represented by individuals. In the last quarter, the highlight was the 17.1% growth in the credit card portfolio.

Retail > Branch Network

Unibanco closed out the year with a network of 940 branches and 316 corporate-site branches. The New Service Model, known as “Novo Modelo de Atendimento” was implemented in 100% of the branch network, complying the pre-set schedule.

The Novo Modelo aims at improving the quality of service through process rationalization, optimization of branch manager time, and the development of tools to reduce the response time to clients´ demands.

Investor Relations | 4Q06	22

Retail > SMEs

The SMEs segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SMEs loan portfolio totaled R$8,515 million in December 2006, up 7.0% over the past 3 months. Noteworthy were accounts receivable-linked transactions and working capital loans. The increase of the offering of products and services tailored to retailers in 2006 led not only to affiliations with new retailers, but also to the attraction of new checking-account holders. The acquisition of new payroll accounts continues to drive growth in the bank’s client-base.

Retail > Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (a joint-venture with three other stockholders – Unibanco’s stake of 31.94%), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain). Unibanco’s new partnerships, established during the second half of 2006, with Ipiranga Group, VR Group (UniVR) and Banco Cruzeiro do Sul, are still pending on Brazilian Central Bank approval. These companies operate in the personal credit, consumer credit, credit cards, and payroll-linked credit.

Retail > Consumer Credit Companies > Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard (in which Unibanco has a 31.94% stake). Together, these companies posted a R$630 million net income in 2006, up 36.7% compared to 2005. The credit portfolio posted a 17.1% growth in the last 3 months, reaching R$5,070 million in December 2006, as shown in the table below:

	R$ millions

Financial Information	4Q06	3Q06	4Q05	2006	2005

Credit portfolio (1)	5.070	4.330	4.001	5.070	4.001
Provision for loan losses	131	145	104	525	319
Credit portfolio coverage	9,4%	9,8%	6,1%	9,4%	6,1%
Fees	197	170	196	754	700
Business results	169	150	142	630	461

(1) Individuals.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card. Redecard captures and transmits credit and debit card transactions for MasterCard, Maestro, Diners and RedeShop brands in Brazil.

The combined billings of Unicard and Hipercard – measured by the total of cardholders’ charges and cash withdrawals – reached R$5,223 million in 4Q06, which represents an annual growth of 15.3% . At Redecard, billings were R$83,054 million in 2006, up 24.2% from 2005.

Investor Relations | 4Q06	23

Retail > Consumer Credit Companies > Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s consumer finance companies. The credit portfolio totaled R$2,910 million in December 2006. In 4Q06, the consumer finance companies resumed their growth, mainly due to the improvement in Unibanco’s loan portfolio quality. These portfolios increased 5.2% in the quarter. The highlight was the 33.6% reduction in provision for loan losses, when compared to 4Q05, reaching R$154 million. Business results amounted to R$16 million in the 4Q06.

The table demonstrates the consumer finance companies evolution:

	R$ m illio ns

Financial Information	4Q06	3Q06	4Q05	2006	2005

Credit portfolio	2,910	2,765	3,068	2,910	3,068
Provision for loan losses	154	191	232	814	733
Credit portfolio coverage	15.3%	12.4%	10.1%	15.3%	10.1%
Fees	97	97	93	383	351
Business results	16	12	35	52	193

As a result of the conservative credit approach, adopted by Unibanco in mid-2005, to certain portfolios of this segment, notably for unsecured personal loans, the credit portfolio posted a 5.1% drop in 2006. However, in 4Q06, the credit approval rate was increased, although still at prudent levels, due to improvement in the quality of Unibanco’s consumer finance credit portfolio.

Fininvest had 714 fully-owned stores, kiosks and mini-stores, and more than 12 thousand points-of-sale as of December 2006. At the same date, LuizaCred had 341 points-of-sale while PontoCred had 378.

Retail > Consumer Credit Companies > Consumer Finance Companies > Partnerships

    In August 2006, Unibanco’s conglomerate and Ipiranga group announced the establishment of a new credit, financing and investment society, with 50% equity interest for each one. Other financial products, in addition to the private label and co-branded Ipiranga’s credit cards, will be made available to clients in the form of personal and consumer direct credit. These products will be offered to Ipiranga’s retail consumer network, as well as to the retailers. Ipiranga has approximately 4,200 service centers throughout the country. This transaction still depends on the Brazilian Central Bank’s approval.

     During the second half of 2006, Unibanco also signed a partnership agreement with Grupo VR, a human resources benefits provider, to grant credit and product financing for the benefit company. Among the offered products are: payroll loans, working capital, group life insurance and pension plans. The Grupo VR has over 20 thousand agreements to provide benefits for companies employees, and its products are accepted in more than 200 thousand business establishments. Unibanco and Grupo VR submitted for Central Bank approval the establishment of UniVR, a credit, financing and investment corporation, in which each partner will hold a 50% share.

Investor Relations | 4Q06	24

    Unibanco and Banco Cruzeiro do Sul also established, in the second half of 2006, an association to jointly develop business in the segment of payroll loans. The association will be established through a financial company, in which each partner will hold 50% share, combining global scale of operations, products and services developed by Unibanco with Banco Cruzeiro do Sul’s expertise in managing alternative distribution channels. The operating structure, as well as its purpose, will be submitted for Central Bank`s approval. The association also involves an operating agreement to grant funding to Banco Cruzeiro do Sul.

Wholesale

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships. The Wholesale business has been consistently high-rated in Capital Markets, M&A, and Project Finance.

During 2006, the expansion of the active client base and the continuous synergies among Unibanco’s various businesses led to an increased number of product offerings through cross-selling.

In project finance, during 4Q06, it is worth mentioning the Alusa deal through auction of transmission lines made by ANEEL in November 2006, in which the company won the concession to explore two transmission lines, with an investment of R$88 million.

In 4Q06, Unibanco advised Copasa through a syndicated loan using FGTS resources in the amount of R$284 million for 48 sanitation projects in the state of Minas Gerais.

Unibanco was the lead coordinator of Ambev’s first debentures issuance, which was awarded "Local Currency Financing Deal" in 2006, by LatinFinance magazine.

Trade finance operations - comprising exports, imports and international guarantees reached US$2.5 billion. Offshore transactions totaled US$732 million, up 38.4% from December 2005.

Unibanco is among the top institutions in export financing, with a market share of 5% in December 2006, according to Brazilian Central Bank ranking. In imports, Unibanco’s market share was 5.7% at the end of the year.

The Wholesale loan portfolio reached R$19,421 million, up 14.7% over the past twelve months. This expansion is a result of the increasing number of relationships with large companies, which include, in addition to loans, product and service offerings in line with the strategy of business with clients.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$2.5 billion during the year, with a 8.6% market share , maintaining its 3rd place in the BNDES overall ranking. During 2006, Unibanco also disbursed R$798 million in BNDES-exim–funded loans.

Investor Relations | 4Q06	25

Insurance and Private Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$342 million in 2006, registering a 6.5% growth compared to 2005. ROAE was 22.4% in 2006. Combined revenues from the Insurance and Private Pension Plan businesses were R$4,845 million during the same period.

In this quarter, it is worth mentioning the loss ratio that reached 44.6%, an improvement of 670 b.p., when compared to 51.3% during 4Q05.

Consolidated technical reserves reached R$8,298 million at the end of the year, up 21.2% from December 2005, as illustrated on the graph below:

In 2006, the reduction in the Selic interest rate affected the strategies adopted by Unibanco AIG, which focused to grow its results in operational gains, reaching a percentage above the insurance market average. Besides the impact of declining interest rates, the financial result was also influenced by the several payments of Interest on Capital/Dividends, performed by the company since 4Q05, in the total amount of R$343 million.

Unibanco AIG operational results increased more than three times when compared to 2005, representing 33% of 2006 total results. This improvement in the operational efficiency is reflected in the combined ratio, which is below 100%, better than the industry average.

The combined ratio, which measures the operational efficiency of insurance companies, improved to 94.5% in 2006 from 98.3% in 2005. In its extended concept, which includes financial results, the combined ratio also showed an improvement, reaching 85.8% in 2006. The graph bellow illustrates the combined ratio for the periods specified:

Investor Relations | 4Q06	26

	R$ millions

Insurance (1)	4Q06	3Q06	4Q05	2006	2005

Net premiums written	903	843	897	3,524	3,257
Premiums retained	761	723	688	2,933	2,587
Premiums earned	551	526	451	2,038	1,713
Industrial result	111	109	100	406	337
Personnel and administrative expenses	(67)	(77)	(68)	(265)	(264)
Operating income	31	23	21	113	30
Financial / equity result	85	82	75	334	331
Income before taxes	103	87	96	417	361
Net Income	79	74	79	342	321

Loss ratio % (2)	44.6%	48.3%	51.3%	48.8%	53.0%
Combined ratio % (3)	94.4%	95.6%	95.4%	94.5%	98.3%
Extended combined ratio % (4)	86.6%	87.1%	85.7%	85.8%	85.8%

(1)	AIG Brasil, UA SEG and Unibanco AIG Saúde and UAW: co nso lidated. Unibanco AIGP revidência accounted for by the equity method.
(2)	Claims/Premiums.
(3)	(Operating expenses + administrative expenses + selling expenses, claims and taxes) / premiums earned.
(4)	(Operating expenses + administrative expenses + selling expenses, claims and taxes) / (premiums earned + financial income).

Unibanco Insurance and Pension Plan segment companies placed 4th in the ranking of insurance and private pension plans published by the Susep (Private Insurance Regulatory Body) and the ANS (National Supplemental Health Regulatory Agency), and holds a 7.2% market share (as of November 2006).

Unibanco AIG Seguros is the leader in the segments of commercial lines, production and energy distribution, environment, D&O (Directors and Officers), and extended warranty products. At the commercial lines segment Unibanco has an important position, with 30% market share.

In 2006, Unibanco AIG maintained its leadership in extended warranty products. This segment is explored by Garantech at large retail stores.

Net income from the private pension business in 4Q06 was R$24 million, up 26% when compared to 3Q06. In the quarter, revenues were R$370 million and technical reserves reached R$6,345 million.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 4th in private pension plan revenues up to November 2006. The company ranked 2nd for the year (until November) in sales of corporate pension plans, with R$594 million in sales and a 20.5% market share, according to ANAPP. Unibanco AIG Vida e Previdência serves more than 1,300 corporate clients and almost 800 thousand individual clients.

Investor Relations | 4Q06	27

Wealth Management

Unibanco Asset Management (UAM) ended December 2006 with R$43,780 million in assets under management, up 17.1% for the past 12 months. Its market share as of December 2006 stood at 4.6% (Source: Anbid).

With the reduction on Selic interest rate in 2006 and expectation of its continuous declining, Unibanco Asset Management kept on diversifying and increasing its client base, along with spreading the offer of high value-added products such as credit risk and equity funds. During 2006, it is worth mentioning fund of funds products, with R$4.6 billion assets under management. Among the credit assets funds, the Fix Plus and Active Fix funds were the highlight, with a much better performance than the market.

In 2006, Unibanco was elected the second best private bank for personal investments, according to a guide elaborated by Voce S.A. magazine and Fundação Getulio Vargas.

The chart below traces the evolution in the funds’ asset mix by segment:

At the Private Bank, an strategy focused on organic growth and synergy with other areas of the conglomerate have allowed the attraction and retention of new clients. The intensive use of CRM qualified the data base and improved the management relationship, increasing Unibanco’s share of wallet.

Assets under management at the Private Bank increased 25.1% over the year. According to Anbid’s global ranking, the Private Bank ranked 2nd in the industry, with a 10% market share in December 2006.

Unibanco Private Bank was chosen by Euromoney Maganize as the best local Private Bank in Brazil and Latin America in twenty categories, among them: Relationship with Clients, Management of Equity Portfolio, FX Operations, Corporate Client Advisory, Family Office Service, Succession Planning and Trust Service.

Unibanco Holdings

In 2006, Unibanco Holdings S.A. net income, before the extraordinary event of goodwill amortization, was R$1,218 million and R$341 in 4Q06. Stockholders’ equity stood at R$5,818 million. Annualized ROAE was 24.8% for the 4Q06, affected by tax provisioning (PIS and Cofins) on revenues from interest on capital stock (JCP) during the period. The company is disputing these taxes and has already obtained favorable decision in the lower courts. The provision established for this contingency amounted to R$132.4 million as of December 31, 2006.

In 4Q06, Unibanco Holdings has won a lawsuit (final and unappealable decision) regarding the raising of the assessable basis of the Contribution for the Social Integration Program (Contribuição ao Programa de

Investor Relations | 4Q06	28

Integração Social) - PIS and of the Contribution for the Financing of the Social Security (Contribuição para o Financiamento da Seguridade Social) – COFINS.

In view of this, the provision regarding the litigation was reverted, and the net amount of R$23.2 million has been included on the assessable basis of the interest on capital stock, qualified as complementary to the interest on capital, declared and paid, related to the profit ascertained in the second half of 2006.

The investments of Unibanco Holdings consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A. - and therefore its performance and operating results directly reflect those of Unibanco.

Corporate Governance

Corporate Governance > Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. The table below features the Units’ weighting in each of these stock indices after their respective portfolios were re-weighted for the four-month period ending April 2007.

Index	Weighting (%) Jan to Apr-07
Ibovespa	1.1.923
IBrX-50	3.879
IBrX-1003.36	3.369
IGC Corporate Governance Index	3.967
ISE Sustainability Index*	5.884

* Valid from December 2006 to November 2007.

Corporate Governance > Stock Exchange Indices > ISE

Unibanco was selected again to be part of the ISE index in 2007. The Bovespa's Corporate Sustainability Index main purpose is to create an investment environment, compatible with society demand towards a sustainable development as well as stimulating ethical responsibility among corporations.

ISE reflects the return of a portfolio comprised by stocks of companies committed to social responsibility and corporate sustainability, and acts to promote good practices in the Brazilian market.

In its second year, ISE is composed by 43 stocks of 34 companies.

The new theorical portfolio is valid for one year from December 2006 to November 2007. Unibanco's weighting is 5.884% .

Corporate Governance > Stocks

Unibanco Units gained 47% in 2006. The Ibovespa increased 33% during the same period. Moreover, the Unit continues to increase its share on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 95%.

Investor Relations | 4Q06	29

The graphs below trace the stocks’ performance in both domestic and international markets over the periods specified:

Corporate Governance > Interest on Capital Stock/Dividends

Unibanco distributed the net amount of R$757 million in interest on capital stock related to 2006 profits, up 22.7% when compared to 2005. The total of interest on capital stock per Unit and interest on capital stock per GDS posted a 27.6% growth in 2006 when compared to 2005.

The calculation of the Interest on the Capital Stock and/or Dividends related to the fiscal year of 2006 wasn’t affected by the extraordinary impact of the acceleration of goodwill amortization. The total amount of Interest on the Capital Stock/Dividends represented a payout of 36% of the net profit of the fiscal year, disregarding the extraordinary effect of the goodwill amortization in 2006, after the constitution of the legal reserve.

The table below presents the value of Interest on Capital stock net of income taxes at the rate of 15%:

Interest on Capital Stock (1)	2006	2005	2004	2003

Per commom share (R$)	0.2585	0.2111	0.1538	0.1258
Per preferred share (R$)	0.2844	0.2323	0.1692	0.1384
Per Unit (R$)	0.5246	0.4111	0.3029	0.2557
Per GDS (R$)	5.2465	4.1110	3.0294	2.5574
Total (R$ Millions)	757	617	448	362

(1) 2003, 2004 and 2005 values were ajusted by the reverse stock split in August, 2004 and stock dividend in July, 2006.

Investor Relations | 4Q06	30

The following graph shows the evolution of dividend/interest on capital stock net of income taxes rate:

Unibanco and Unibanco Holdings paid the quarterly interest on capital stock to its shareholders and supplementary distribution on January 31, 2007, according to the amounts specified in the following table:

	R$ per share

	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0.1229114	0.1352026	0.1264807	0.1264807	0.2616833	2.6168330
Net Value	0.1044747	0.1149222	0.1075086	0.1075086	0.2224308	2.2243079

(*)	Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**)	Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 10 Units.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

Human Resources

In 2006, Unibanco launched and spread among its employees its internal culture, known as Jeito Unibanco, which comprises the 10 attitudes expected from each employee. In order to define Jeito Unibanco, approximately 8,500 employees from different areas, offices and regions of the country, participated in qualitative and quantitative surveys.

Jeito Unibanco was also widely disclosed through internal communication channels, training and recruiting processes. All employees signed the commitment agreement included in the Jeito Unibanco manual. Nowadays, Jeito Unibanco is part of the daily routine of the conglomerate, and of the chats and attitudes of employees.

Since 1997, Leadership 21, independent consultants, have conducted a periodical assessments of organizational environment and employee satisfaction at Unibanco. In 2006, the employee satisfaction index reached 75, while the employee motivation index hit a record 79%.

Investor Relations | 4Q06	31

The Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 32,956 professionals, Unibanco invested over R$50 million during 2006 in professional development initiatives and training programs, including sponsorships of MBA programs in Brazil and abroad.

Social and Environmental Responsibility

Social and Environmental Responsibility > Aterro Bandeirantes

Unibanco was the winner of the 6th edition of the "Valor Social" Award in the category "Respect to the environment", with the project "Usina Termoelétrica Bandeirantes" (Bandeirantes Thermoelectric Plant). The project is a joint initiative of Unibanco, Biogás and the Municipality of São Paulo, focusing on executing a project of social-environmental responsibility and reduction in the electric energy expenses in their premises. The Usina Bandeirantes is the largest biogas plant in the world and the first one in Brazil.

174 projects were registered for the award, by several companies all over Brazil. Unibanco was twice awarded, being chosen by a specialist judging panel and by people's judging panel, which recognized such relevant work developed at the social-environmental responsibility level.

In addition to preserving the environment, the construction of the plant has improved the quality of life of the 120 thousand inhabitants of Perus and increased the value of the region, given that from now on the landfill neither smells nor is the focus of disease proliferation. The plant has also invested in the construction of a large leisure area for the local community and provided the stabilization of the local electric power distribution network.

The Bandeirantes Thermoelectric Plant is capable of generating 170 thousand MWh of energy, which is enough to supply a city with 400 thousand inhabitants. Unibanco’s main administrative buildings in São Paulo are already supplied by this kind of clean energy, which already accounts for 25% of the total consumption of the group.

The surplus is traded through Biogeração S.A., Independent Energy Producer, a company under the management of Unibanco. In addition, the methane gas captured allows the issuance of carbon credits, which can be traded according to the Kyoto Protocol goals.

Social and Environmental Responsibility > Institutes

Unibanco is recognizably one of the most active companies in Brazil regarding social responsibility. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles.

Instituto Moreira Salles is a non-profit organization devoted to promoting and developing cultural programs. Throughout 4Q06, over 40 thousand persons visited the Institute Cultural Centers and more than 745 thousand persons attended the movie sessions sponsored by Unibanco.

The main activities sponsored by the Moreira Salles Institute, during 4Q06, were:

•
Escola no Cinema Project at the Espaços Unibanco de Cinema (Unibanco Movie Theaters), by means of partnerships between NGOs and the São Paulo, Rio de Janeiro, Belo Horizonte and Porto Alegre city schools. The purpose of the project is to promote education through specific topics that the entities wish to cover. This quarter, the total audience, including students and teachers, was approximately 5,300 persons;

•
Preservation and disclosure of the collection André Filho (1906-1974), composer of songs that became great hits. There are over 200 musical compositions, sheet music sets, documents and photographs that trace the trajectory and the golden epoch of Brazilian music;

Investor Relations | 4Q06	32

•	First national circuit exhibition of the work of Bez Batti, important sculptor of the State of Rio Grande do Sul;

•
Release of the 20th edition of the Cadernos de Literatura Brasileira (Brazilian Literature Book), in honor of Guimarães Rosa. The release celebrates the 50th anniversary of Rosa’s short-stories of Corpo de Baile and the novel Grande Sertão: Veredas.

The Unibanco Institute acts in social projects on education. Aware of its social goals, the Unibanco Institute pursues the development of teenagers and young adults as a means of developing the future human resources. It acts in five main fronts:

•	Extended Education;

•	Teacher Training;

•	Qualification for the Job Market;

•	School Equivalency Programs;

•	Environmental Education.

The main activities in 4Q06 were:

•
Jovem de Futuro Project – a pioneering project, with duration of three years, that will be initially implemented in four schools of the city of São Paulo, with approximately 1,500 students and 100 teachers. The program, focused on high school students, will be in charge of training teachers, and giving incentives to students and staff, in addition to improving the management of school funds.

•
GIFE (Group of Institutes, Foundations and Enterprises) Education Census - prepared for the first time with the support of the Unibanco Institute under the technical supervision of Simon Schwartzman at IETS (Institute for the Study of Labor and Society). The GIFE Education Census is a thoroughly study about the education area, which is a priority for the investments of 81% of GIFE members.

•
Edital 2006 – publication released by the Unibanco Institute with the purpose of recognizing projects in the Southeast and Northeast regions of Brazil that are based on the “Menor Aprendiz” project. In 4Q06, 182 projects were submitted for Institute’s evaluation.

•
Unibanco Institute Managerial Decision Contest – the first contest of the Unibanco Institute, created to test the business knowledge of high school students that participate in the Junior Achievement project.

The Unibanco Institute was granted several awards in 2006 for its work. It can be highlighted in 4Q06:

•	ABERJE Prize – Social Case

•	Von Martius Prize – Young Nature Case

Investor Relations | 4Q06	33

Social and Environmental Responsibility > Microcredit

Unibanco’s Microcredit operation serves low-income entrepreneurs through a distribution model that is unique in Brazil, with more than 217 points-of-sales and 51 microcredit agents, using the Fininvest chain as correspondent bank institutions.

The initiative was established through a partnership between Unibanco and the International Finance Corporation (IFC) – World Bank. In December 2006, Unibanco’s Microcredit initiative closed out the period with a portfolio of R$7.2 million and aproximately 10 thousand clients had already been benefited.

Investor Relations | 4Q06	34

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. E EMPRESAS CONTROLADAS
CONSOLIDATED BALANCE SHEET

R$ millions

	Dec-06	Sep-06	Dec-05	Quarterly Change (%)	Annual Change (%)

ASSETS
Cash and due from bank	1,349	1,447	1,154	-6.8	16.9
Interbank investments	20,262	14,499	14,682	39.7	38.0
Marketable securities and financial derivatives instruments	20,105	25,156	20,562	-20.1	-2.2
Interbank accounts	5,297	5,873	5,237	-9.8	1.1
Loan portfolio, leasing and other loans	45,361	43,323	39,875	4.7	13.8
Allowance for loan losses	(2,666)	(2,532)	(2,061)	5.3	29.4
Net loans	42,695	40,791	37,814	4.7	12.9
Foreign exchange portfolio, except for ACC (1)	2,420	2,271	1,190	6.6	103.4
Negotiation and intermediation of securities	127	541	238	-76.5	-46.6
Investments	912	958	1,180	-4.8	-22.7
Fixed assets	869	851	874	2.1	-0.6
Deferred charges	716	702	806	2.0	-11.2
Other assets	9,025	8,910	8,094	1.3	11.5

Total assets	103,777	101,999	91,831	1.7	13.0

LIABILITIES
Deposits	35,633	36,771	35,499	-3.1	0.4
Securities sold under repurchase agreements (open market)	16,830	15,836	11,454	6.3	46.9
Resources from securities issued	3,061	2,937	1,568	4.2	95.2
Interbank accounts	127	606	55	-79.0	130.9
Borrowings and onlendings in Brazil - Governmental agencies	9,764	9,010	9,528	8.4	2.5
Financial derivatives instruments	730	1,272	709	-42.6	3.0
Technical provisions for insurance, annuities and
Retirement plans	8,863	8,365	7,258	6.0	22.1
Foreign exchange portfolio (1)	2,595	2,397	1,189	8.3	118.3
Negotiation and intermediation of securities	311	224	395	38.8	-21.3
Other liabilities	15,053	14,101	13,986	6.8	7.6

Total liabilities	92,967	91,519	81,641	1.6	13.9

Minority interest	889	870	866	2.2	2.7
Stockholders' equity	9,921	9,610	9,324	3.2	6.4

Stockholders' equity managed by parent company	10,810	10,480	10,190	3.1	6.1

Total liabilities + stockholders' equity	103,777	101,999	91,831	1.7	13.0

Note: (1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

Investor Relations | 4Q06	35

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

R$ millions

	4Q06	3Q06	4Q05	2006

Revenue from financial intermediation	4,373	4,597	4,608	17,278
Lending operations	2,655	2,742	2,936	10,542
Result from marketable securities (1)	1,188	1,344	1,110	4,883
Insurance, pension plans and annuity result	297	253	287	1,109
Leasing operations, foreign exchange transactions
and compulsory deposits	233	258	275	744

Expenses on financial intermediation	(2,417)	(2,695)	(3,007)	(9,981)
Securities sold under repurchase agreements (open market)	(1,462)	(1,712)	(1,802)	(6,181)
Interest and restatement expenses on technical provisions for insurance, pension plans and annuity	(210)	(184)	(190)	(776)
Borrowings and onlendings	(212)	(220)	(359)	(602)
Provision for loan losses	(533)	(579)	(656)	(2,422)

Profit from financial intermediation	1,956	1,902	1,601	7,297

Other operating income (expenses)	(1,044)	(996)	(842)	(3,776)
Fees from services rendered	909	909	889	3,582
Insurance, pension plans and annuity result	198	174	196	644
Credit card selling expenses	(74)	(72)	(78)	(290)
Salaries, benefits, training and social security	(566)	(548)	(480)	(2,200)
Other administrative expenses	(961)	(910)	(868)	(3,513)
Other taxes	(254)	(195)	(259)	(951)
Equity in the results of associated companies	15	13	10	63
Other operating income / Other operating expenses (1)	(311)	(367)	(252)	(1,111)

Operating income	912	906	759	3,521
Non-operating income (expenses)	(24)	(27)	(6)	(53)
Income before taxes and profit sharing	888	879	753	3,468

Income tax and social contribution	(141)	(155)	(136)	(602)

Profit sharing	(132)	(125)	(66)	(479)

Net income before minority interest	615	599	551	2,387
Minority interest	(39)	(33)	(42)	(177)

Extraordinary result	-	(460)	-	(460)
Net Income	576	106	509	1,750

Net Income before the extraordinary event	576	566	509	2,210

Note: (1) Exchange rate fluctuation on investments abroad was accounted for as “marketable securities result” in the press release, where it was accounted for as “other operating income (expenses)” in the Financial Statements.

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.
Unibanco’s full financial statements will be available on our website at www.ir.unibanco.com, under Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.
This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations, markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein. 4Q06 Conference Call will be held on February 15, at 07:00 a.m. (Eastern Time) in Portuguese, and at 9:00 a.m. (Eastern Time) in English. See the webcast presentation through our Investor Relations website www.ir.unibanco.com – Conference Call - Webcasting. For further information, please contact us by sending an e-mail to investor.relations@unibanco.com, or by phone 55 11 3584-1980.

Investor Relations | 4Q06	36

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 15, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.